UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Global Gold Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37933T209

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,635,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,635,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Republics Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,838,167
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,838,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 165,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 165,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,635,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,635,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,838,167
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,838,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,838,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Advisors, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 165,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 165,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 10,638,167
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 10,638,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,638,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ian Hague
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 34,231,748
	8.	Shared Voting Power 10,638,167
	9.	Sole Dispositive Power 34,231,748
	10.	Shared Dispositive Power 10,638,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,869,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luba Kostyukova
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Gorelik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 4, 2004, and amended on March 25, 2005, on August 10, 2005, on December 4, 2008, on December 18, 2008, on November 2, 2010 and on March 13, 2013, with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Global Gold Corporation, a Delaware corporation (the “Issuer”). The Company’s principal executive office is located at 555 Theodore Fremd Avenue, Rye, NY 10580.

Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 7 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 7 is being filed by Firebird Avrora Fund, Ltd. (“Firebird Avrora”), Firebird Global Master Fund, Ltd. (“Firebird Global Master”), Firebird Republics Fund, Ltd. (“Firebird Republics”) and Firebird Fund LP (“Firebird Fund”) (each of Firebird Avrora, Firebird Global Master, Firebird Republics and Firebird Fund a “Fund” and together with Firebird Avrora, Firebird Global Master, Firebird Republics, the “Funds”), Firebird Avrora Advisors LLC (“Avrora Advisors”), FGS Advisors, LLC (“FGS”), Firebird Management LLC (“Firebird Management”) and Firebird Advisors, Ltd. (f/k/a Firebird Advisors LDC) (“Firebird Advisors”, and together with Avrora Advisors, FGS and Firebird Management, the “Advisors”), James Passin (“Mr. Passin”), Harvey Sawikin (“Mr. Sawikin”), Ian Hague (“Mr. Hague”), Luba Kostyukova (“Ms. Kostyukova”) and Steve Gorelik (“Mr. Gorelik,” together with Ms. Kostyukova, the “Employees” and together with the Funds, the Advisors, the Employees, Mr. Passin, Mr. Hague and Mr. Sawikin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and controlling principal of FGS. Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and controlling principal of Avrora Advisors, Firebird Management and Firebird Advisors, and he is also a controlling principal of FGS. Ian Hague, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is investment manager, and he is manager and principal of Avrora Advisors, Firebird Management and Firebird Advisors, and he is also a principal of FGS. His principal occupation is general counsel of the Advisors. Luba Kostyukova, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. Her principal occupation is accountant at the Advisors. Steve Gorelik, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is analyst with the Advisors.

Each of Avrora Advisors, FGS and Firebird Management are New York limited liability companies, and Firebird Advisors is a Cayman Islands limited duration company. The Advisors each have their respective principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of Avrora Advisors is to serve as investment manager to Firebird Avrora Fund, Ltd. and to control its investing and trading in securities. The principal business of FGS is to serve as investment manager to Firebird Global Master Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of Firebird Management is to serve as investment manager to Firebird Republics Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of Firebird Advisors is to serve as investment manager to Firebird Fund LP and to control its investing and trading in securities. The principal business of each Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Each of the Advisors, on behalf of the Fund that it advises, has directed the purchase of the securities reported by them (the “Securities”) as an investment for such Fund. Each Advisor and the Fund that it advises share investment power and voting power with respect to the Securities. Mr. Passin and Mr. Sawikin, who serve as the control persons of FGS, share investment power and voting power with respect to the Securities reported by FGS and the Fund that it advises. Mr. Sawikin, who serves as the control person of Avrora Advisors, Firebird Management and Firebird Advisors, shares investment power and voting power with each of Mr. Passin and Mr. Hague with respect to the Securities reported by Avrora Advisors, Firebird Management and Firebird Advisors and the Funds that each of them advise. The Reporting Persons acquired the Securities because the Advisors considered the Securities to be an attractive investment opportunity. Each Advisor may cause the Fund that it advises to make further acquisitions of shares of Common Stock or other securities of the Issuer from time to time or to dispose of any or all of the Securities held by such Fund at any time.

The Advisors, each on behalf of the Funds that they advise, intend to review continuously their investment in the Issuer and each may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, each of the Advisors may cause the sale of all or part of the Securities held by the Fund that it advises, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

As of the date of this Amendment No. 7, Firebird Global Master, FGS and James Passin have each ceased to beneficially own five percent or more of the Issuer’s Common Stock.

Collectively, Firebird Avrora, Firebird Republics and Firebird Fund beneficially own an aggregate of 10,638,167 shares of Common Stock, which represents approximately 11.57% of the Issuer’s total outstanding Common Stock (including the shares of Common Stock issuable upon the exercise of the warrants described above), and each of Firebird Avrora, Firebird Republics and Firebird Fund shares voting and dispositive power over the shares that it holds with Avrora Advisors, Firebird Management and Firebird Advisors, respectively, as described above. Mr. Sawikin and Mr. Hague, as control persons of Avrora Advisors, Firebird Management and Firebird Advisors, may each be deemed to have beneficial ownership of the shares of Common Stock held by one or more of Firebird Avrora, Firebird Republics and Firebird Fund. In addition, Mr. Hague directly holds 34,231,748 shares of Common Stock (which includes 200,000 shares of Common Stock that the board of directors has resolved to issue in respect of the cancellation of certain options awarded to Mr. Hague in his individual capacity as a director of the Issuer), which represents approximately 37.0% of the Issuer’s total outstanding Common Stock. Ms. Kostyukova holds 20,000 shares of Common Stock, which represents approximately 0.022% of the Issuer’s total outstanding Common Stock and Mr. Gorelik holds 5,000 shares of Common Stock, which represents approximately 0.0054% of the Issuer’s outstanding Common Stock. Each of Mr. Hague, Ms. Kostyukova and Mr. Gorelik exercises sole voting and investment power with respect to the shares held by him or her.

Other than Firebird Avrora, Firebird Republics and Firebird Fund which directly hold the Securities, the shares held personally by Mr. Hague, and the shares held by each of the Employees, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The board of directors has resolved to issue 200,000 shares of Common Stock to Mr. Hague in respect of the cancellation of certain options to purchase shares of Common Stock that were granted to him in his personal capacity as a director of the Issuer.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 7, Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS, Firebird Management and Firebird Advisors expressly disclaim beneficial ownership of any of the securities beneficially owned by the Funds and by the Employees and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS, Firebird Management and Firebird Advisors is a beneficial owner of any such securities. Each of the Employees expressly disclaim beneficial ownership of any of the securities beneficially owned by the Funds or Mr. Hague and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of the Employees is a beneficial owner of any such securities.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2016

Firebird Avrora Fund, Ltd.		Firebird Global Master Fund, Ltd.

/S/ Harvey Sawikin		/S/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Director	Title:	Director

Firebird Republics Fund, Ltd.		Firebird Fund LP

/S/ Harvey Sawikin		/S/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Director	Title:	Principal of General Partner

Firebird Avrora Advisors LLC		FGS Advisors, LLC

/S/ Harvey Sawikin		/S/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Manager	Title:	Manager

Firebird Management LLC		Firebird Advisors, Ltd.

/S/ Harvey Sawikin		/S/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Manager	Title:	Principal

/S/ James Passin		/S/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin

/S/ Ian Hague		/S/ Steve Gorelik
Name:	Ian Hague	Name:	Steve Gorelik

/S/ Luba Kostyukova
Name:	Luba Kostyukova